RoadShow
路訊通

02 SEP 27 AM 9:23

Our Ref: FIN/060-09/02

September 26, 2002

Ms Amy O'Brien
Securities and Exchange Commis
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

02055087

By Courier

**Re: RoadShow Holdings Limited (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (File Ref.: 82-5201)**

SUPPL

Dear Sir

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public before, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned by telephone at 852-2746-5233 or by facsimile at 852-2744-7854.

Thank you for your attention to this matter.

PROCESSED
OCT 02 2002
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
RoadShow Holdings Limited

Thomas Mak
Chief Financial Officer

dlw 9/30

enclosure

let sec-exc-com-ir2002

Annex 1

A List of Documents

1. 2002 Interim Report; and

2. Announcement of Interim Results for six months ended 30 June 2002.

RoadShow
路訊通

RoadShow Holdings Limited



Interim Report 2002

Interim Results for the Six Months Ended 30 June 2002

The directors (the "Directors") of RoadShow Holdings Limited (the "Company" or "RoadShow") are pleased to present the unaudited profit and loss account of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30 June 2002 (the "Period") and the unaudited consolidated balance sheet of the Group at 30 June 2002, together with the comparative figures for the six months ended 30 June 2001 and at 31 December 2001.

Financial Highlights

	Six months ended 30 June		
	2002	2001	
	(Unaudited)	*(Unaudited)*	*Increase*
	HK$'000	*HK$'000*	%
Total operating revenue	120,481	99,779	21
Total operating expenses	44,689	35,233	27
Earnings before interest, taxation, depreciation and amortisation	85,085	70,325	21
Profit attributable to shareholders	60,033	55,730	8
Basic earnings per share (in Hong Kong cents)	6.1	5.8	5

Financial Review

Results

Revenue of the Group for the six months ended 30 June 2002 increased by 21% over the same period last year.

For the six months ended 30 June 2002, the Group reported total operating revenue of HK$120.5 million and profit attributable to shareholders of HK$60.0 million, representing increases of approximately 21% and 8% respectively over the same period in 2001. The Group's revenue was derived principally from its media sales services and media sales management and administrative services, with each accounting for approximately 86% and 7% respectively of the Group's total operating revenue for the six months ended 30 June 2002.

Operating revenue

Revenue from media sales services increased by HK$24.8 million, from HK$79.3 million in the first half of 2001 to HK$104.1 million in the first half of 2002. The increase was principally due to an increase in media sales in respect of transit vehicle shelters and a full commissioning of the Multi-media On-board ("MMOB") business on transit vehicles in 2002. At 30 June 2002, the Group had 1,892 transit vehicle shelter panels with a territory wide coverage and a total of 2,600 MMOB transit vehicles with a sizeable audience reach of over two million daily.

The media sales management and administrative services rendered by the Group on about 4,800 transit vehicle exteriors generated a revenue of HK$8.6 million for the six months ended 30 June 2002, a drop of HK$2.5 million as compared with the corresponding period last year.

Other revenue mainly comprised merchandising business revenue and interest income.

Operating expenses

Operating expenses increased by HK$9.5 million, from HK$35.2 million in the first half of 2001 to HK$44.7 million in the first half of 2002. This increase in operating expenses, which included mainly depreciation charges for the MMOB system and production costs, over the same period last year was in line with expectations and arose from the full commissioning of MMOB business in 2002. Tax expenses increased from HK$5.3 million in the first half of 2001 to HK$10.6 million in the first half of 2002, mainly resulting from the increase in the effective tax rate in 2002.

Interim Dividend

Same as in the previous period, the Board of Directors ("Board") does not recommend the payment of an interim dividend for the period ended 30 June 2002 (January-June 2001: HK$Nil).

Liquidity, Financial Resources and Capital Structure
At 30 June 2002, the Group had net current assets of HK$753.8 million (31 December 2001: HK$751.3 million).

The Group's cash needs are primarily for working capital to support its media sales businesses. At 30 June 2002, the Group had cash and cash equivalents of approximately HK$579.0 million, which were denominated in Hong Kong dollars or United States dollars. Cash generated from operations, when not needed to meet working capital requirements, is principally placed in bank deposits.

At 30 June 2002, the Group had no banking facilities in place and had no indebtedness. Apart from intra-group liabilities, the Group did not have, at the close of business on 30 June 2002, any outstanding mortgages, charges, debentures or other loan capital or bank overdrafts, loans or similar indebtedness or hire purchase or finance lease commitments or any guarantees or other material contingent liabilities.

Use of Proceeds
Since the listing of RoadShow on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on 28 June 2001 (the "Listing Date"), the Group has incurred approximately HK$86.0 million for the purchase of equipment and development of programme content for use in the MMOB business, and approximately HK$29.9 million for the acquisition of complementary businesses in China. The balance of the proceeds which have not been utilized have been deposited with licensed banks in Hong Kong.

Employees and Emoluments Policies
At 30 June 2002, the Group had 61 full-time employees (31 December 2001: 63). The Group has adopted an Employee Share Option Scheme and Pre-Listing Share Option Scheme (together the "Share Option Schemes"), details of which are contained in the paragraph headed "Share Option Schemes" below.

The Group offers a comprehensive and competitive remuneration and benefits package to all of its employees. In addition, it offers a performance bonus scheme to its senior staff based on achievement of business objectives and a sales commission scheme to its sales team based on achievement of advertising revenue targets. The Group has adopted a provident fund scheme for its employees in Hong Kong as required under the Mandatory Provident Fund Schemes Ordinance.

PROSPECTS

China
RoadShow together with Daye Transmedia Co., Ltd. ("Daye"), a company owned by the People's Daily formed a joint venture with an estimated investment of RMB100,000,000. Established in 1948, People's Daily runs the most authoritative and influential newspaper in China, known for its coverage of the latest government policies and guidance to public opinions. Daye is a company owned by the People's Daily and one of the few nation-wide TV programs production and media service organizations in China.

The establishment of the joint venture will strengthen both in their expansion into the advertising market, in China and overseas, in both multi-media and traditional media. In addition, it will also enhance economic co-operation and exchange in information and technological aspects in the Chinese-advertising industry.

The joint venture will develop MMOB business in Beijing and will operate a 30-year full-service national advertising license covering all media platforms throughout China. In addition to carrying out advertising creative design, production, media planning, placement, and representation of all types of media platforms, it will also, within the permitted arena of the law of China, provide programme production, and syndication to over 500 Chinese provincial, city, cable and non-cable TV stations to build a nation-wide programme distribution network.

With China's accession to the World Trade Organisation and the hosting of the 2008 Olympic Games in Beijing, there is huge growth potential for the media sales industry in China. In May this year, RoadShow secured the rights to operate advertising on Huaihai Road in Shanghai. It is anticipated that the media sales business in China will see a rapid growth, arising from a strong demand for advertising services. RoadShow will build on its experience and success in Hong Kong to explore future growth opportunities in China. Our market penetration plan is focused on high potential markets which have high consumption power and densely populated areas such as Beijing, Shanghai and Guangzhou. The Group expects that its acquisition efforts in China will continue and will become the revenue driver for our media sales businesses.

Hong Kong

Since RoadShow's establishment in 2000, it has become a leading out-of-home media sales company. Advertisers are aware of the effectiveness of MMOB as an advertising media, the size of our audience reach of over two million daily, and the competitive pricing of our media sales businesses. In a survey conducted by AC Nielsen in July 2002 on the public's acceptance of MMOB, it showed that 72% of those interviewed liked the service and 83% considered MMOB a factor contributing to better bus services. Around 98% of those interviewed in July 2002 had experienced MMOB, and more than half of the respondents were regular commuters travelling by bus at least once a day.

Trials of the Global Positioning System ("GPS") commenced in first half of the year on selected buses. Initial trials are focusing on the bus tracking; GPS will be used to provide real time information, traffic, weather, news and location specific advertising to our audience and add value to RoadShow's services. Trial results are expected to be evaluated at the end of this year.

The first half of 2002 presented a challenging environment for the media sales business in Hong Kong which is related to the profitability of corporate clients and the world economic situation. Under the current economic environment, we expect the business outlook for the rest of 2002 to be correlated to the development of Hong Kong's economic environment. On the other hand, RoadShow has built an almost unassailable position in the market it has targeted. With the Group's strong financial position and the efforts of our management team and dedicated staff force, we are well positioned to capture business growth in taking advantage of the recovery of the Hong Kong economy when economic uncertainties begin to clear up.

Macau

RoadShow had entered into an agreement with Shun Tak Holdings Limited ("Shun Tak") to form a joint venture company to expand our media sales business in Macau. The joint venture company intends to capture the advertising opportunities arising from tourist traffic generated by Macau. It will initially manage the MMOB systems and related advertising sales business for "TurboJET" high speed passenger ferries, currently operated by Shun Tak, which cover Hong Kong, Kowloon, Macau, Guangzhou and Shenzhen. The joint venture will also develop and carry out media advertising sales and management services on an array of transit network facilities and outdoor tourist spots across Macau and the Pearl River Delta Region.

Unaudited Consolidated Profit and Loss Account for the Six Months Ended 30 June 2002

	Note	Six months ended 30 June 2002 (Unaudited) HK$'000	2001 (Unaudited) HK$'000
OPERATING REVENUE	2		
Media sales services		**104,072**	79,268
Media sales management and administrative services		**8,603**	11,089
		112,675	90,357
Other revenue		**7,806**	9,422
Total operating revenue		**120,481**	99,779
OPERATING EXPENSES			
Licence and royalty fees		**3,685**	2,490
Cost of inventories		**1,460**	2,110
Depreciation		**9,293**	5,779
Staff costs		**14,922**	15,096
Other operating expenses		**15,329**	9,758
Total operating expenses		**44,689**	35,233
Profit from ordinary activities before taxation	3	**75,792**	64,546
Taxation	4	**10,626**	5,290
Profit from ordinary activities after taxation		**65,166**	59,256
Minority interests		**5,133**	3,526
Profit attributable to shareholders		**60,033**	55,730
Earnings per share (in Hong Kong cents)	6		
Basic		**6.1**	5.8
Diluted		**6.1**	5.8

No separate statement of recognised gains and losses has been prepared as the net profit for the period would be the only component of this statement.

The notes on pages 7 to 12 form part of this interim financial report.

UNAUDITED CONSOLIDATED BALANCE SHEET AT 30 JUNE 2002

	Note	At 30 June 2002 (Unaudited) HK$'000	At 31 December 2001 (Audited) HK$'000
Non-current assets			
Goodwill		**26,560**	—
Fixed assets	7	**113,543**	121,750
Interest in associate		**2,143**	—
		142,246	121,750
Current assets			
Inventories	8	**1,035**	931
Amount due from ultimate holding company	9	**—**	39,727
Accounts receivable	10	**174,330**	183,180
Other receivables, prepayments and deposits		**55,149**	2,738
Cash and cash equivalents	11	**578,965**	562,346
		809,479	788,922
Current liabilities			
Amount due to ultimate holding company	9	**2,543**	—
Accounts payable	12	**2,145**	2,234
Other payables and accruals		**23,705**	18,113
Taxation		**27,265**	17,316
		55,658	37,663
Net current assets		**753,821**	751,259
Minority interests		**9,996**	7,808
Net assets		**886,071**	865,201
Capital and reserves			
Share Capital	13	**99,733**	98,169
Reserves	14	**786,338**	767,032
		886,071	865,201

The notes on pages 7 to 12 form part of this interim financial report.

Unaudited Condensed Consolidated Cash Flow Statement for the Six Months Ended 30 June 2002

	Six months ended 30 June	
	2002	2001
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Net cash inflow from operating activities	**36,027**	4,857
Net cash outflow from investing activities	**(28,524)**	(103,752)
Net cash inflow from financing activities	**9,116**	587,086
Increase in cash and cash equivalents	**16,619**	488,191
Cash and cash equivalents at 1 January	**562,346**	17,117
Cash and cash equivalents at 30 June	**578,965**	505,308

The notes on pages 7 to 12 form part of this interim financial report.

Notes on the Unaudited Interim Financial Report

1. Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants (the "HKSA"). KPMG's independent review report to the board of Directors is included on page 16.

The interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of the Stock Exchange, including compliance with Statement of Standard Accounting Practice ("SSAP") 25 "Interim financial reporting" issued by the HKSA.

The financial information relating to the financial year ended 31 December 2001 included in the interim financial report does not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. Statutory financial statements for the financial year ended 31 December 2001, on which auditors have expressed an unqualified opinion in their report dated 8 March 2002, are available from the Company's registered office.

This interim financial report is prepared on a basis consistent with the accounting policy adopted in the 2001 annual financial statements, except the Group has adopted SSAP 10 "Accounting for investments in associates" and SSAP 30 "Business combination" which became applicable during the period.

The notes on the interim financial report include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the 2001 annual financial statements.

2. Segmental information

The Company acts as an investment holding company and the Group is principally engaged in the provision of media sales services and media sales management and administrative services for advertising spaces on the exterior of transit vehicles.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

The Group comprises the following main business segments:

Media sales services: The provision of audio-video programming through a MMOB system on transit vehicles and the marketing of advertising spaces on the exterior of transit vehicles and transit vehicle shelters.

Media sales management and administrative services: The management and administration of the exterior advertising spaces on transit vehicles.

The analysis of the principal activities of the operations of the Company and its subsidiaries during the financial period are as follows:

	Group turnover		Contribution to profit from operations	
	Six months ended 30 June		Six months ended 30 June	
	2002	2001	**2002**	2001
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Unaudited)*
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Media sales services	**104,072**	79,268	**63,876**	50,687
Media sales management and administrative services	**8,603**	11,089	**7,466**	9,646
	112,675	90,357	**71,342**	60,333
Other group income			**4,450**	4,213
			75,792	64,546

The Group's turnover and operating profit are almost entirely derived from Hong Kong. Accordingly, no analysis by geographical segment is provided.

3. Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Production cost	**5,362**	4,540
Retirement costs included in staff costs	**817**	540
Auditors' remuneration	**188**	168
Operating lease charges	**617**	636
Provision for doubtful debts	**1,200**	—

4. Taxation

Taxation in the consolidated profit and loss account represents:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Provision for Hong Kong Profits Tax	**9,427**	5,290
China taxation	**1,199**	—
	10,626	5,290

The provision for Hong Kong Profits Tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits for each period. The provision for China taxation for the period is calculated at the rate of 33% (2001: Nil) on the estimated assessable profits for the period.

Deferred tax has not been provided as timing differences are not likely to reverse in the foreseeable future.

5. **Dividend**

(a) Same as in the previous period, the Board does not recommend the payment of an interim dividend for the period ended 30 June 2002 (January to June 2001: HK$Nil).

(b) Dividend attributable to the previous financial year, approved and paid during the interim period:

	Six months ended 30 June	
	2002	2001
	(Unaudited)	*(Unaudited)*
	HK$'000	*HK$'000*
Final dividend in respect of the previous year approved and paid during the interim period, of HK3.8 cents per share (2001: HK$Nil)	**37,392**	—

6. **Earnings per share**

(a) **Basic earnings per share**
The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders of HK$60,033,000 for the six months ended 30 June 2002 (2001: HK$55,730,000) and the weighted average of 983,043,768 ordinary shares (2001: 960,000,000 ordinary shares) in issue during the period.

(b) **Diluted earnings per share**
The calculation of diluted earnings per share is based on the profit attributable to ordinary shareholders of HK$60,033,000 for the six months ended 30 June 2002 (2001: HK$55,730,000) and the weighted average of 989,148,921 ordinary shares (2001: 960,790,000 ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

7. **Fixed assets**

	At 30 June 2002			At 31 December 2001		
	(Unaudited)			*(Audited)*		
	Cost	**Accumulated depreciation**	**Net book value**	Cost	Accumulated depreciation	Net book value
	HK$'000	***HK$'000***	***HK$'000***	*HK$'000*	*HK$'000*	*HK$'000*
Audio and visual equipment	**140,519**	**28,046**	**112,473**	140,149	18,833	121,316
Hardware and software	**116**	**23**	**93**	116	11	105
Furniture and fixtures	**661**	**273**	**388**	383	54	329
Motor vehicles	**705**	**116**	**589**	—	—	—
	142,001	**28,458**	**113,543**	140,648	18,898	121,750

During the period, there is a change in accounting estimate in respect of the expected useful lives of certain fixed assets and as a result depreciation of certain fixed assets for the period has been decreased by HK$4.4 million.

8. **Inventories**
Included in finished goods are inventories of HK$1,035,000 (31 December 2001: HK$931,000), stated net of a general provision, made in order to state these inventories at the lower of their cost and estimated net realisable value.

All of the inventories are expected to be recovered within one year.

9. Amount due from/(to) ultimate holding company

The amount is unsecured, interest-free, repayable on demand and represent normal trade receivables and payables.

10. Accounts receivable

Details of the aging analysis of accounts receivable are as follows:

	At 30 June 2002	At 31 December 2001
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Current	**19,129**	80,045
One to two months	**13,026**	42,304
Two to three months	**12,027**	39,836
More than three months	**138,848**	28,495
	183,030	190,680
Less: Provision for doubtful debts	**(8,700)**	(7,500)
	174,330	183,180

Customers of the media sales business are generally granted credit terms of 90 days. Customers of the merchandising business either pay cash or are generally granted credit terms of 30-90 days.

11. Cash and cash equivalents

	At 30 June 2002	At 31 December 2001
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Deposits with banks	**556,855**	557,382
Cash at bank and in hand	**22,110**	4,964
	578,965	562,346

12. Accounts payable

Details of the aging analysis of accounts payable are as follows:

	At 30 June 2002	At 31 December 2001
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Current	**2,145**	2,234

13. Share capital

Issued and fully paid (Ordinary shares of HK$0.10 each)

	Note	No. of shares	(Unaudited)
			HK$'000
At 1 January 2002		981,694	98,169
Shares issued in lieu of dividend	(a)	11,322	1,133
Share issued under the Share Option Schemes	(b)	4,309	431
At 30 June 2002		997,325	99,733

(a) *On 28 June 2002, 11,322,332 shares were issued as fully paid new shares in lieu of a final cash dividend for the year ended 31 December 2001, at a value of HK$2.585 per share. The above fully paid new shares were issued under an optional scrip dividend scheme and HK$1,132,233 was credited to share capital and the balance of HK$28,135,995 was credited to the share premium account.*

(b) *During the period, options were exercised to subscribe for 4,309,000 shares in the Company at subscription price of HK$1.8 per share. The net consideration was HK$7,748,016 of which HK$430,900 was credited to share capital and the balance of HK$7,317,116 was credited to the share premium account.*

14. Reserves

	(Unaudited)			
	Share premium	**Contributed surplus**	**Retained profits**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2002	535,088	(200)	232,144	767,032
Profit attributable to shareholders	—	—	60,033	60,033
Shares issued in lieu of cash dividend	28,136	—	—	28,136
Final dividend in respect of previous year	—	—	(37,392)	(37,392)
Adjustment on allotment of shares to KMB Resources in 2001 *(Note c)*	(38,789)	—	—	(38,789)
Net premium on shares issued under Share Option Schemes	7,318	—	—	7,318
At 30 June 2002	531,753	(200)	254,785	786,338

(a) *The application of the share premium account is governed by sections 150 and 157 of the Company's Articles of Association and the Companies Act 1981 of Bermuda.*

(b) *At 30 June 2002, the aggregate amount of reserves available for distribution to shareholders of the Company was approximately HK$215,996,000 (31 December 2001: HK$193,355,000).*

(c) *During the year ended 31 December 2001, the Company received HK$95,000,000 in settlement of HK$38,789,000 due from the ultimate holding company and for the allotment of 95,000,000 shares of HK$0.1 each to KMB Resources Limited. At the time of the allotment, HK$9,500,000 and HK$85,500,000 were recorded as share capital and share premium respectively. An adjustment has been made in the share premium account in the current period to reflect the net cash proceed of HK$56,211,000 received for the allotment.*

15. Commitments

Capital commitments of the Group outstanding at 30 June 2002 in relation to the purchase of fixed assets and investment not provided for in the interim financial report are as follows:

	At 30 June 2002	At 31 December 2001
	(Unaudited)	*(Audited)*
	HK$'000	*HK$'000*
Contracted for	**125,000**	—
Authorised but not contracted for	**173,000**	173,000

16. Contingent liabilities

The Group did not have any significant contingent liabilities at 30 June 2002 and 31 December 2001.

17. Material related party transactions

The Group is part of a larger group of companies under The Kowloon Motor Bus Holdings Limited ("KMB") and has significant transactions and relationships with members of the KMB Group. Related parties refer to enterprises over which KMB is able to exercise significant influence.

The Group and the KMB Group entered into a number of agreements under which the Group provides media sales management services to the KMB Group, and the KMB Group grants exclusive rights to the Group to carry out certain businesses.

The principal recurring related party transactions with the KMB Group during the period, which were carried out in the ordinary course of business, are as follows:

		Six months ended 30 June	
		2002	2001
	Note	***(Unaudited)***	*(Unaudited)*
		HK$'000	*HK$'000*
Management and administration fee income	(a)	**8,603**	11,089
Licence and royalty fees paid for the right to sell advertising spaces on transit vehicle exteriors and shelters	(b)	**3,685**	2,490
Rental expenses	(c)	**617**	636
Profit attributable to minority interests held by the KMB Group	(d)	**1,174**	908

Notes:

(a) *Fee income was earned for the provision of media sales management and administrative services to the KMB Group.*

(b) *Licence and royalty fees were paid for selling advertising spaces on certain transit vehicle exteriors and certain transit vehicle shelters owned by the KMB Group.*

(c) *The Group paid rental expense to the KMB Group for leasing properties, computer equipment and software system, furniture and fixtures.*

(d) *The amount represents the KMB Group's share of equity interests in equity joint ventures of the Group.*

The Directors are of the opinion that the above related party transactions were conducted on normal commercial terms and in the ordinary course of business.

18. Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

19. Post balance sheet event

On 5 September 2002, the Company entered into an agreement with Shun Tak Holdings Limited to form a joint venture company to expand the Group's media sales business in Macau.

20. Ultimate holding company

The Directors consider the ultimate holding company at 30 June 2002 to be The Kowloon Motor Bus Holdings Limited, which is incorporated in Bermuda and listed in Hong Kong.

Directors' Interests in Securities

(a) **Directors' interests in shares of the Company**

At 30 June 2002, the Directors who held office at 30 June 2002 had the following interests in the issued share capital of the Company at that date as recorded in the register of Directors' interests in shares:

	Number of shares in the Company (the "Shares")				
Name of Directors	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**
James Conrad LOUEY	483,500	—	—	—	483,500
Anthony NG *(Note 1)*	—	—	112,494	—	112,494

Note 1: Mr. Anthony NG is the beneficial owner of one-third of the entire issued share capital of Si Chong Investment Company ("Si Chong") which holds 112,494 Shares and is deemed to be interested in the same number of Shares held by Si Chong by virtue of the SDI Ordinance.

(b) **Directors' right to acquire shares**

Pursuant to the Share Option Schemes, the following Directors have been granted options to acquire for Shares in the Company (the "Options") as set out below:

Name of Directors	Number of Options granted and outstanding at 30 June 2002	Exercise price per share	Nature of interest	Exercise period
John CHAN Cho Chak	2,380,000	HK$1.80	Personal	*Note 1*
Norman LEUNG Nai Pang	2,380,000	HK$1.80	Personal	*Note 1*
Winnie J. NG	3,380,000	HK$1.80	Personal	*Note 1*
	3,800,000	HK$2.25	Personal	*Note 2*
MAK Chun Keung	2,380,000	HK$1.80	Personal	*Note 1*
Amanda LUI Yee Fai	2,380,000	HK$1.80	Personal	*Note 1*
	2,800,000	HK$2.25	Personal	*Note 2*
James Conrad LOUEY	128,000	HK$1.80	Personal	*Note 1*

Notes:

(1) The exercise period for Directors who have been granted Options under the Pre-Listing Share Option Scheme shall be two years commencing six months from the Listing Date, the date on which the Shares are listed on the Main Board of the Stock Exchange, except that for Directors who have been granted 1,000,000 or more Options under the Pre-Listing Share Option Scheme, they could (a) during the period from the beginning of the seventh month up to the end of the twelfth month from the Listing Date exercise up to 50% of the number of Options that they have been granted under the Pre-Listing Share Option Scheme, and (b) exercise the remaining unexercised Options after the end of the twelfth month from the Listing Date up to the end of exercise period.

(2) The exercise period for Directors who have been granted Options under the Share Option Scheme shall be three years commencing from 12 March 2002.

(c) **Directors' interests in associated corporation**

Name of Directors	Name of associated corporation	Number of shares in associated corporation				
		Personal interests	Family interests	Corporate interests	Other interests	Total
John CHAN Cho Chak	KMB	2,000	—	—	—	2,000
Winnie J. NG *(Note 1)*	KMB	25,200	—	—	19,226,233	19,251,433
James Conrad LOUEY	KMB	7,200	—	—	—	7,200
Anthony NG *(Notes 1&2)*	KMB	233,594	—	1,774,376	19,226,233	21,234,203

Notes:

1. *Each of Ms. Winnie J. NG and Mr. Anthony NG has interest, as a potential beneficiary, in certain private trusts which beneficially held 19,226,233 shares in KMB.*

2. *Mr. Anthony NG is the beneficial owner of one-third of the entire issued share capital in Si Chong which holds 1,774,376 shares in KMB and is deemed to be interested in the same number of shares in KMB held by Si Chong by virtue of the SDI Ordinance.*

Save as disclosed herein, at 30 June 2002, none of the Directors had any personal, family, corporate or other interests in the share capital of the Company or its associated corporations as required to be recorded in the register maintained under Section 29 of the SDI Ordinance or as notified to the Company and the Stock Exchange.

Substantial Interests in the Share Capital of the Company

At 30 June 2002, the register required to be kept under Section 16(1) of the SDI Ordinance showed that the Company had been notified of the following interests in the Company's issued share capital being 10% or more of the Shares in issue:

Name	*Note*	Number of Shares
KMB Resources Limited		728,127,410
KMB	(1)	728,127,410

Note 1: As KMB Resources Limited ("KMB Resources") is a wholly-owned subsidiary of KMB, which in turn holds 73.01% of the entire issued share capital in the Company, KMB is deemed to be interested in the same number of Shares held by KMB Resources under the SDI Ordinance.

Share Option Schemes

At 1 January 2002, options to subscribe for an aggregate of 28,058,000 shares of the Company granted pursuant to the Pre-Listing Share Option Scheme were outstanding. At 30 June 2002, options to subscribe for an aggregate of 46,839,000 shares of the Company granted pursuant to the Pre-Listing Share Option Scheme and Share Option Scheme were outstanding. The options granted are not recognised in the financial statements until they are exercised. Details of which were as follows:

Pre-Listing Share Option Scheme

At 30 June 2002, options carrying the rights to subscribe for an aggregate of 23,499,000 shares of the Company at a subscription price of HK$1.80 per share were outstanding. These options were granted to 102 persons (representing approximately 2.36% of the total issued share capital of the Company at 30 June 2002) and the exercise period of these options shall be two years commencing six months from the Listing Date except that for grantees who were granted 1,000,000 or more options, they could (a) during the period from the beginning of the seventh month up to the end of the twelfth month from Listing Date exercise up to 50% of the number of options that they have been granted under the Pre-Listing Share Option Scheme, and (b) exercise the remaining unexercised options after the end of the twelfth month from the Listing Date up to the end of the exercise period.

771,000 options have lapsed as a result of the grantees ceased their employment with the Group. 4,309,000 options have been exercised during the period from 1 January 2002 to 30 June 2002. The weighted average closing market price of shares immediately before the date on which the options were exercised during the period was HK$2.39 per share.

Share Option Scheme

At 30 June 2002, the following share options granted by the Company under the Share Option Scheme to the employees of the Group to acquire shares were outstanding:

Total number of employees	Number of share options	Date of grant	Exercise price per share	Exercise period
61	23,340,000	11 March 2002	HK$2.25	12 March 2002 to 11 March 2005

The closing market price of the shares immediately before the date on which the above options were granted was HK$2.25 per share. No options have been exercised, cancelled or lapsed during the period from the date of grant to 30 June 2002.

According to the Black-Scholes model *(Note)*, the total value of the options granted under the Share Option Schemes during the period was estimated at HK$23,510,620 as at 11 March 2002 with the following variables and assumptions:

1.	Risk free rate	5.903%, being the approximate yield of 7-year Exchange Fund Note traded on 11 March 2002
2.	Expected volatility	66.49%, being the annualised volatility of the closing price of the shares of the Company from the Listing Date to 11 March 2002
3.	Expected dividend yield	1.7%, being 2001 dividend yield of the shares of the Company
4.	Expected life of the options	3 years
5.	Number of outstanding options under Share Option Scheme	23,340,000

Note: *The Black-Scholes model (the "Model") is developed to estimate the fair value of publicly trade options that have no vesting restriction and are fully transferable. The Model is only one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option, the Model does not necessarily provide a reliable measure of the fair value of the options.*

Audit Committee

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters (including review of the unaudited interim financial report for the six months ended 30 June 2002). The review of the unaudited interim financial report was conducted with the Company's external auditors. The independent review report of the external auditors is set out on page 16.

Purchase, Sale or Redemption of the Company's Shares

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's own shares.

Compliance with the Code of Best Practice

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, in compliance with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules, at any time during the six months ended 30 June 2002.

By Order of the Board
John CHAN Cho Chak
Chairman

Hong Kong, 10 September 2002

KPMG

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF ROADSHOW HOLDINGS LIMITED

Introduction

We have been instructed by the company to review the interim financial report set out on pages 4 to 12.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the Hong Kong Society of Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2002.

KPMG
Certified Public Accountants

Hong Kong, 10 September 2002

KPMG

獨立審閱報告致ROADSHOW HOLDINGS LIMITED(路訊通控股有限公司*)董事會

引言

本核數師(以下簡稱「我們」)已審閱　貴公司於第4至第12頁的中期財務報告。

董事責任

根據香港聯合交易所有限公司證券上市規則(「上市規則」),中期財務報告必須遵照上市規則及香港會計師公會發出之會計實務準則第25號「中期財務申報」編製。中期財務報告須由董事負責及批准。

審閱工作

我們是按照香港會計師公會所發出的核數準則第700號「中期財務報告的審閱」進行審閱,審閱工作主要包括向集團管理層作出查詢及分析中期財務報告,評估財務報告中會計政策是否貫徹運用,賬項編列是否一致;賬項中另有說明的特別情況則除外。審閱不包括控制及資產、負債及交易驗證等審核程序。由於審閱之範圍遠較審核少,所以給予之保證程度也較審核低,因此我們不會對中期財務報告發表審核意見。

結論

根據這項不構成審核之審閱工作,我們並沒有察覺截至二零零二年六月三十日止六個月的中期財務報告有需要作出任何重大的修訂。

畢馬威會計師事務所
執業會計師

香港,二零零二年九月十日

* *僅供識別*

購股權計劃

於二零零二年六月三十日，本公司根據購股權計劃授予集團僱員，以購買股份之尚未行使購股權如下：

僱員總人數	購股權數目	授出日期	每股行使價	行使期
61	23,340,000	二零零二年三月十一日	港幣2.25元	二零零二年三月十二日至二零零五年三月十一日

緊接上述購股權授出當日前之股份收市價為每股港幣2.25元。由授出日期起至二零零二年六月三十日止期間內，概無購股權獲行使、註銷或失效。

按照柏力克•舒爾斯期權價格模式(附註)計算，根據購股權計劃於期內授出之購股權於二零零二年三月十一日之總值，估計約為港幣23,510,620元，計算所採用之變項及假設如下：

(1)	無風險回報率：	5.903%，即等於在二零零二年三月十一日交投之七年期外滙基金票據之大約孳息率
(2)	預期波幅：	66.49%，即本公司股份由上市日期至二零零二年三月十一日期間之收市價的年度化波幅
(3)	預期股息率：	1.7%，即本公司於二零零一年的股息率
(4)	預期購股權有效期：	三年
(5)	購股權計劃內尚未行使之：購股權數目	23,340,000

附註： 柏力克•舒爾斯期權價格模式(「模式」)的用途是評估不受權益歸屬限制且可全面轉讓之公開買賣期權的公平價值。此模式只是評估期權公平價值之常用模式之一。期權之價值會隨著若干主觀假設的不同變項而改變。倘所採納之變項出現任何變動，便可能對評估期權之公平價值產生重大影響。因此，此模式未必可作為衡量期權公平價值之可靠指標。

審核委員會

審核委員會已與管理層一起審閱集團所採納的會計政策及慣例，並商討核數、內部監控及財務申報事宜(包括審閱截至二零零二年六月三十日止六個月的未經審核中期財務報告)。未經審核的中期財務報告與本公司的外聘核數師一同進行審閱。外聘核數師的獨立審閱報告載於第16頁。

購買、出售或贖回本公司股份

期間內，本公司或其任何附屬公司概無購入、出售或贖回本公司本身的股份。

符合最佳應用守則

並無任何董事不知悉有任何資料可合理地顯示，本公司於截至二零零二年六月三十日止六個月任何時間並無遵守聯交所上市規則附錄14所載之最佳應用守則。

承董事會命
主席
陳祖澤

香港，二零零二年九月十日

(c) **董事於相聯法團的權益**

		相聯法團股份數目				
董事姓名	**相聯法團名稱**	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**總計**
陳祖澤	九巴	2,000	—	—	—	2,000
伍穎梅 *(附註1)*	九巴	25,200	—	—	19,226,233	19,251,433
雷兆光	九巴	7,200	—	—	—	7,200
伍永漢 *(附註1及2)*	九巴	233,594	—	1,774,376	19,226,233	21,234,203

附註：

1. *伍穎梅女士及伍永漢先生各自以準受益人身分擁有若干私人信託的權益，而該等私人信託實益持有九巴股份19,226,233股。*

2. *伍永漢先生為Si Chong全部已發行股本三分之一的實益擁有人。Si Chong持有九巴1,774,376股股份，並根據披露權益條例，伍先生被視為擁有Si Chong所持有九巴相同數目的股份。*

除本報告所披露者外，於二零零二年六月三十日，董事概無於本公司或其相聯法團的股本中擁有根據披露權益條例第29條規定存置的登記冊中所記錄或須予知會本公司及聯交所的任何個人、家族、公司或其他權益。

佔本公司股本的重大權益

於二零零二年六月三十日，根據披露權益條例第16(1)條規定存置的登記冊顯示，本公司獲知會下列公司持有本公司已發行股本百分之十或以上的權益：

名稱	*附註*	**股份數目**
KMB Resources Limited		728,127,410
九巴	(1)	728,127,410

附註1： 由於KMB Resources Limited (「KMB Resources」)為九巴的全資附屬公司，而九巴持有本公司全部已發行股本73.01%的權益，因此根據披露權益條例，九巴被視作擁有與KMB Resources持有相同數目之股份中的權益。

購股權計劃

於二零零二年一月一日，尚有根據上市前購股權計劃授出可認購本公司合共28,058,000股股份而尚未行使的購股權。於二零零二年六月三十日，尚有根據上市前購股權計劃及購股權計劃授出可認購本公司合共46,839,000股股份而尚未行使的購股權。所授出之該等購股權並無於財務報表中予以確認，直至獲行使為止。有關詳情如下：

上市前購股權計劃

於二零零二年六月三十日，尚有未行使可按認購價每股港幣1.80元，認購本公司合共23,499,000股股份的購股權。該等購股權均授予102名人士(相當於在二零零二年六月三十日，本公司之已發行股本總額約2.36%)，而該等購股權之行使期將由上市日期起六個月起計兩年，但獲授1,000,000份或以上購股權之承授人則除外，彼等會(a)由上市日期起第七個月起計，直至第十二個月結束為止期間內，行使最多達彼等已根據上市前購股權計劃獲授購股權數目之50%，以及(b)由上市日期起第十二個月屆滿之日後。直至行使期結束為止期間，行使其餘尚未行使的購股權。

有771,000份購股權因該等承授人不再受聘於集團而失效。由二零零二年一月一日起至二零零二年六月三十日止期間內，有4,309,000份購股權已獲行使。於本期間內，緊接該等購股權獲行使當日前的股份加權平均收市價為每股港幣2.39元。

董事於證券中擁有的權利

(a) **董事於本公司股份中的權益**

於二零零二年六月三十日，根據董事所佔股份權益登記冊記錄，於二零零二年六月三十日在任董事擁有本公司已發行股本權益如下：

	本公司股份數目（「股份」）				
董事姓名	**個人權益**	**家族權益**	**公司權益**	**其他權益**	**總計**
雷兆光	483,500	—	—	—	483,500
伍永漢 *(附註1)*	—	—	112,494	—	112,494

附註1：伍永漢先生為Si Chong Investment Company Limited（「Si Chong」）全部已發行股本三分之一的實益擁有人。Si Chong持有112,494股股份，並根據披露權益條例，伍先生被視為擁有Si Chong所持有相同數目的股份。

(b) **董事認購股份的權利**

根據購股權計劃，下列董事獲授可認購本公司股份的購股權（「購股權」）載列如下：

董事姓名	**於二零零二年六月三十日已授出及尚未行使的購股權數目**	**每股行使價**	**權益性質**	**行使期**
陳祖澤	2,380,000	港幣1.80元	個人	附註1
梁乃鵬	2,380,000	港幣1.80元	個人	附註1
伍穎梅	3,380,000	港幣1.80元	個人	附註1
	3,800,000	港幣2.25元	個人	附註2
麥振強	2,380,000	港幣1.80元	個人	附註1
雷怡暉	2,380,000	港幣1.80元	個人	附註1
	2,800,000	港幣2.25元	個人	附註2
雷兆光	128,000	港幣1.80元	個人	附註1

附註：

(1) 根據上市前購股權計劃獲授購股權之董事之行使期為由上市日期（即股份在聯交所主板上市之日）起計滿六個月之日起計兩年，但根據上市前購股權計劃獲授1,000,000份或以上購股權之董事可於(a)上市日期起計第七個月起至第十二個月止期間，行使最多達他們根據上市前購股權計劃獲授購股權之股份數目的50%，及(b)上市日期起計第十二個月屆滿之日後至行使期間終止時，行使餘下尚未行使的購股權。

(2) 根據購股權計劃獲授購股權之董事的行使期，將由二零零二年三月十二日起計三年。

16. 或然負債

集團於二零零二年六月三十日及二零零一年十二月三十一日並無任何重大或然負債。

17. 有關連人士的重大交易

集團為九龍巴士控股有限公司(「九巴」)轄下多家成員公司其中之一，與多家九巴集團成員公司均有重大交易及互相關連。有關連人士指九巴可對其行使重大影響的企業。

集團與九巴集團簽訂多項協議，據此，集團將為九巴集團提供媒體銷售管理服務，而九巴集團將授予集團若干業務的獨家經營權。

期間與九巴集團於日常業務過程中訂立的主要經常性有關連人士交易所涉及之金額如下：

		截至六月三十日止六個月	
		二零零二年	二零零一年
	附註	***(未經審核)***	*(未經審核)*
		港幣千元	*港幣千元*
管理及行政費收入	(a)	**8,603**	11,089
銷售客運車輛車身及候車亭廣告位特許及專利費	(b)	**3,685**	2,490
租賃費用	(c)	**617**	636
九巴集團持有之少數權益應佔溢利	(d)	**1,174**	908

附註：

(a) 管理及行政費收入指為九巴集團提供媒體銷售管理及行政服務所得收入。

(b) 特許及專利費為支付銷售九巴集團旗下若干客運車輛車身及位於九巴集團所經營之候車亭廣告位的費用。

(c) 集團為租賃物業、電腦設備及軟件系統、傢俬及裝置向九巴集團支付租賃費用。

(d) 該等款項指九巴集團佔集團合資企業之股權。

本公司董事會認為，上述關連交易乃於日常業務過程中按一般商業條款訂立。

18. 比較數字

為符合現期間之呈列基準，若干比較數字已予重列。

19. 結算日後事宜

於二零零二年九月五日，本公司與信德集團有限公司訂立一項協議，成立合營公司，擴展集團的澳門媒體銷售業務。

20. 最終控股公司

董事認為，於二零零二年六月三十日的最終控股公司為九龍巴士控股有限公司，其於百慕達註冊成立，並於香港上市。

(a) *於二零零二年六月二十八日，發行了11,322,332股列為全面繳足新股，以代替截至二零零一年十二月三十一日止年度之末期現金股息，每股價值港幣2.585元。上述全面繳足新股是根據一項選擇性以股代息計劃而發行，港幣1,132,233元獲計入股本內，而其餘港幣28,135,995元則計入股份溢價賬內。*

(b) *於本期間內，有購股權獲行使，按認購價每股港幣1.8元認購本公司4,309,000股股份。代價淨額為港幣7,748,016元，其中港幣430,900元獲計入股本內，其餘港幣7,317,116元則計入股份溢價賬內。*

14. 儲備金

	(未經審核)			
	股份溢價	**實繳盈餘**	**保留溢利**	**總計**
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
於二零零二年一月一日	535,088	(200)	232,144	767,032
股東應佔盈利	—	—	60,033	60,033
發行股份以代替現金股息	28,136	—	—	28,136
上年度之末期股息	—	—	(37,392)	(37,392)
調整於二零零一年配發股份予KMB Resources *(附註c)*	(38,789)	—	—	(38,789)
按購股權計劃發行股份之溢價淨額	7,318	—	—	7,318
於二零零二年六月三十日	531,753	(200)	254,785	786,338

(a) *股份溢價賬之應用乃受到本公司組織章程細則第150及157條及百慕達一九八一年公司法所規限。*

(b) *於二零零二年六月三十日，可分派予股東之儲備金總額約為港幣215,996,000元(二零零一年十二月三十一日為港幣193,355,000元)。*

(c) *於截至二零零一年十二月三十一日止年度內，本公司就應收最終控股公司款項港幣38,789,000元，以及向KMB Resources Limited配發95,000,000股每股面值港幣0.1元之股份而收取了港幣95,000,000元。於配發股份時，港幣9,500,000元及港幣85,500,000元分別記錄為股本及股份溢價。本期間的股份溢價賬已予調整，以反映就配發股份而收取現金所得款項淨額港幣56,211,000元。*

15. 承擔

於二零零二年六月三十日，集團尚有未履行有關購置固定資產及投資之資本承擔，而該等資本承擔於本中期財務報告內並未作出撥備：

	二零零二年六月三十日	二零零一年十二月三十一日
	(未經審核)	*(經審核)*
	港幣千元	*港幣千元*
已簽訂合約者	**125,000**	—
經批准但仍未簽訂合約者	**173,000**	173,000

9. **應收／(付)最終控股公司款項**

該等款項為無抵押、免息、須於要求時償還及指一般貿易應收／付賬款。

10. **應收賬款**

應收賬款的賬齡分析詳情如下：

	二零零二年六月三十日	二零零一年十二月三十一日
	(未經審核)	*(經審核)*
	港幣千元	*港幣千元*
即期	**19,129**	80,045
一至兩個月	**13,026**	42,304
兩至三個月	**12,027**	39,836
超過三個月	**138,848**	28,495
	183,030	190,680
減：呆賬撥備	**(8,700)**	(7,500)
	174,330	183,180

本公司一般給予媒體銷售業務的客戶90日的信貸期。商品銷售業務的客戶可以現金或一般獲給予30至90日的信貸期方式繳款。

11. **現金及現金等價物**

	二零零二年六月三十日	二零零一年十二月三十一日
	(未經審核)	*(經審核)*
	港幣千元	*港幣千元*
銀行定期存款	**556,855**	557,382
銀行存款及現金	**22,110**	4,964
	578,965	562,346

12. **應付賬款**

應付賬款賬齡分析如下：

	二零零二年六月三十日	二零零一年十二月三十一日
	(未經審核)	*(經審核)*
	港幣千元	*港幣千元*
即期	**2,145**	2,234

13. **股本**

已發行及繳足(普通股每股面值港幣0.10元)

	附註	股份數目	(未經審核)
			港幣千元
於二零零二年一月一日		981,694	98,169
發行股份代替股息	(a)	11,322	1,133
根據購股權計劃發行的股份	(b)	4,309	431
於二零零二年六月三十日		997,325	99,733

5. 股息

(a) 如前期般，董事會不建議派付截至二零零二年六月三十日止期間之中期股息(二零零一年一月至六月為港幣零元)。

(b) 上個財政年度應佔股息，於中期期間內經批准及已支付：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	(未經審核)
	港幣千元	港幣千元
於中期期間內去年的末期股息，每股港幣3.8仙(二零零一年為港幣零元)	37,392	—

6. 每股盈利

(a) **每股基本盈利**

每股基本盈利是根據截至二零零二年六月三十日止六個月普通股東應佔盈利港幣60,033,000元(二零零一年為港幣55,730,000元)及期間內已發行的普通股加權平均數983,043,768股計算(二零零一年為960,000,000股普通股)。

(b) **每股攤薄盈利**

每股攤薄盈利是根據截至二零零二年六月三十日止六個月普通股東應佔盈利港幣60,033,000元(二零零一年為港幣55,730,000元)，及已就所有具備潛在攤薄影響的普通股作出調整得出的普通股加權平均數989,148,921股計算(二零零一年為960,790,000股普通股)。

7. 固定資產

	二零零二年六月三十日			二零零一年十二月三十一日		
	(未經審核)			(經審核)		
	成本	累計折舊	賬面淨值	成本	累計折舊	賬面淨值
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
影音設備	140,519	28,046	112,473	140,149	18,833	121,316
硬件及軟件	116	23	93	116	11	105
傢俬及裝置	661	273	388	383	54	329
汽車	705	116	589	—	—	—
	142,001	28,458	113,543	140,648	18,898	121,750

於期內，由於有關若干固定資產的預期可用年期的會計預測有所變動，因此，期內固定資產之折舊已減少港幣4,400,000元。

8. 存貨

已完成貨品中包括總值港幣1,035,000元(二零零一年十二月三十一日為港幣931,000元)的存貨，經扣除一般撥備後列賬。作出撥備後，存貨按成本或預計可變現淨值之中的較低者列賬。

預期所有存貨可於一年內變現。

本公司及其附屬公司於財政期間之主要業務分析如下：

	集團營業額 截至六月三十日止六個月		經營溢利貢獻 截至六月三十日止六個月	
	二零零二年	二零零一年	二零零二年	二零零一年
	(未經審核)	*(未經審核)*	*(未經審核)*	*(未經審核)*
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
媒體銷售服務	**104,072**	79,268	**63,876**	50,687
媒體銷售管理及行政服務	**8,603**	11,089	**7,466**	9,646
	112,675	90,357	**71,342**	60,333
其他集團收入			**4,450**	4,213
			75,792	64,546

集團的營業額及經營溢利絕大部份在香港賺取，因此，不會提供按地區劃分的分析。

3. **來自日常業務的除稅前盈利**

來自日常業務的除稅前盈利經扣除下列各項後釐定：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	*(未經審核)*
	港幣千元	*港幣千元*
製作成本	**5,362**	4,540
包括在員工成本之退休金	**817**	540
核數師酬金	**188**	168
營業租賃支出	**617**	636
呆賬撥備	**1,200**	—

4. **稅項**

綜合損益賬的稅項為：

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	*(未經審核)*
	港幣千元	*港幣千元*
香港利得稅準備	**9,427**	5,290
中國稅項	**1,199**	—
	10,626	5,290

香港利得稅準備是按照期內估計應課稅率16%計算。(二零零一年為16%)。期內中國稅項準備是按照期內估計應課稅率33%(二零零一年為無)計算。

由於課稅時差在可預見未來不會逆轉，所以並無遞延稅項準備。

未經審核中期財務報告附註

1. **編製基準**

本中期財務報告未經審核，但已由畢馬威會計師事務所根據香港會計師公會(「香港會計師公會」)發出的核數準則第700號「中期財務報告的審閱」審閱。畢馬威會計師事務所呈交予董事會的獨立審閱報告載於第16頁。

中期財務報告已遵照聯交所主板上市規則的規定編製，包括符合香港會計師公會發出的會計實務準則(「會計實務準則」)第25號「中期財務申報」的規定。

已包括於本中期財務報告有關截至二零零一年十二月三十一日止財政年度的財務資料，並不構成本公司該財政年度之法定財務報表，但卻是摘自該等財務報表。載有核數師於二零零二年三月八日就截至二零零一年十二月三十一日止財政年度之法定財務報表發表無保留意見的法定財務報表，可到本公司的註冊辦事處取閱。

本中期財務報告的編製基準與二零零一年度財務報表所採納的會計政策貫徹一致，除採用期內適用之會計實務準則第10號「投資於聯營公司的會計處理」及會計實務準則第30號「業務合併」外。

中期財務報告的附註，包括對理解集團自二零零一年度財務報表以來的財務狀況及表現變化有重要性的事件及交易的解釋。

2. **分類資料**

本公司作為一家投資控股公司，集團主要從事媒體銷售服務及為客運車輛車身提供媒體銷售管理及行政服務。

分類資料乃按集團的業務及地區劃分而呈列。集團選擇以業務分部資料作為主要滙報方式，因其更能接近集團的內部財務報告方式。

集團包括下列主要業務分類：

媒體銷售服務：透過流動多媒體系統在客運車輛提供視聽節目，及推銷客運車輛車身外部及候車亭的廣告位。

媒體銷售管理及行政服務：客運車輛車身廣告位之管理及行政工作。

截至二零零二年六月三十日止六個月的未經審核簡明綜合現金流量表

	截至六月三十日止六個月	
	二零零二年	二零零一年
	(未經審核)	*(未經審核)*
	港幣千元	*港幣千元*
經營業務現金流入淨額	**36,027**	4,857
來自投資業務現金流出淨額	**(28,524)**	(103,752)
來自融資活動現金流入淨額	**9,116**	587,086
現金及現金等價物增加	**16,619**	488,191
於一月一日的現金及現金等價物	**562,346**	17,117
於六月三十日的現金及現金等價物	**578,965**	505,308

第7至第12頁之附註屬本中期財務報告的一部分。

二零零二年六月三十日的未經審核綜合資產負債表

	附註	於 二零零二年 六月三十日 (未經審核) 港幣千元	於 二零零一年 十二月三十一日 (經審核) 港幣千元
非流動資產			
商譽		**26,560**	—
固定資產	7	**113,543**	121,750
聯營公司權益		**2,143**	—
		142,246	121,750
流動資產			
存貨	8	**1,035**	931
應收最終控股公司款項	9	—	39,727
應收賬款	10	**174,330**	183,180
其他應收款項、預付款項及按金		**55,149**	2,738
現金及現金等價物	11	**578,965**	562,346
		809,479	788,922
流動負債			
應付最終控股公司款項	9	**2,543**	—
應付賬款	12	**2,145**	2,234
其他應付款項及預提費用		**23,705**	18,113
税項		**27,265**	17,316
		55,658	37,663
流動資產淨值		**753,821**	751,259
少數股東權益		**9,996**	7,808
資產淨值		**886,071**	865,201
資本及儲備金			
股本	13	**99,733**	98,169
儲備金	14	**786,338**	767,032
		886,071	865,201

第7至第12頁之附註屬本中期財務報告的一部分。

截至二零零二年六月三十日止六個月的未經審核綜合損益賬

		截至六月三十日止六個月	
		二零零二年	二零零一年
		(未經審核)	(未經審核)
	附註	港幣千元	港幣千元
經營收益	2		
媒體銷售服務		**104,072**	79,268
媒體銷售管理及行政服務		**8,603**	11,089
		112,675	90,357
其他收益		**7,806**	9,422
經營收益總額		**120,481**	99,779
經營費用			
特許費及專利費		**3,685**	2,490
存貨成本		**1,460**	2,110
折舊		**9,293**	5,779
員工成本		**14,922**	15,096
其他經營費用		**15,329**	9,758
經營費用總額		**44,689**	35,233
來自日常業務的除稅前盈利	3	**75,792**	64,546
稅項	4	**10,626**	5,290
來自日常業務的除稅後盈利		**65,166**	59,256
少數股東權益		**5,133**	3,526
股東應佔盈利		**60,033**	55,730
每股盈利(港仙)	6		
基本		**6.1**	5.8
攤薄		**6.1**	5.8

期間內除純利外，並無其他確認收益或虧損，故期間內並無獨立編製已確認的損益表。

第7至第12頁之附註屬本中期財務報告的一部分。

香港

路訊通自於二零零零年成立以來，即成為主要戶外媒體銷售公司。廣告商均知悉流動多媒體系統是有效的廣告媒體、集團每日有超過二百萬名觀眾，以及集團的媒體銷售業務具競爭力價格。AC尼爾森於二零零二年七月進行一項有關公眾人士對流動多媒體系統接受程度的研究顯示，72%受訪者喜愛流動多媒體服務，而83%受訪者則認為流動多媒體系統為改善巴士服務的其中一項因素。於這個研究中受訪之人士中，約有98%曾享用流動多媒體服務，而多於半數受訪人士屬於每日至少乘搭巴士一次的定期乘客。

集團於本年度上半年開始在經挑選的巴士上試用全球定位系統(「全球定位系統」)。初步將集中測試巴士追蹤；將用以向觀眾提供即時資訊、交通、天氣、新聞及在指定地點播放廣告，藉此為路訊通的服務增值。預計將於本年底評估測試結果。

對香港媒體銷售業務而言，二零零二年上半年度充滿了挑戰，且關乎企業客戶之盈利能力與全球經濟狀況。在目前的經濟環境下，預期二零零二年下半年的業務前景將會與香港經濟環境發展相關。另一方面，路訊通在目標市場上，已建立一個屹立不倒的地位。憑藉集團穩健財務狀況，加上管理隊伍努力不懈和忠誠的員工，集團具備充份條件，待經濟開始明朗時把握香港經濟復甦的利好時機，令業務增長。

澳門

路訊通與信德集團有限公司(「信德」)訂立一項協議，成立合營公司，擴展澳門媒體銷售業務。合營公司洞悉先機，志在掌握澳門日益繁榮的旅遊交通運輸事業而衍生的廣告商機，率先管理設於信德集團轄下行走香港、九龍、澳門、廣州以至深圳的「噴射飛航」高速客運船隊的流動多媒體系統及有關廣告銷售業務。與此同時，合營公司將致力開拓和進行澳門及珠江三角洲一帶的運輸網絡及戶外廣告銷售與管理業務。

流動資金、財務資源及資本架構

於二零零二年六月三十日，集團的流動資產淨值為港幣753,800,000元(二零零一年十二月三十一日為港幣751,300,000元)。

集團的現金需要主要是用作支持其媒體銷售服務的營運資金。於二零零二年六月三十日，集團的現金及現金等價物約為港幣579,000,000元，全部均以港幣或美元結算。當從業務所賺取的現金毋須撥作營運資金時，則主要會存作銀行存款。

於二零零二年六月三十日，集團並無銀行融資和負債。除集團內之負債外，於二零零二年六月三十日營業時間結束時，集團並無任何尚未償還的按揭、抵押、債券、其他借貸資本或銀行透支、貸款或類似負債、租購或融資租賃承擔、任何擔保或其他重大或然負債。

運用所得款項

自路訊通於二零零一年六月二十八日(「上市日期」)在香港聯合交易所有限公司(「聯交所」)上市以來，集團為購置發展流動多媒體系統有關設備及節目內容而付出約港幣86,000,000元及約港幣29,900,000元用以收購中國之相關業務。未運用的所得款項結餘已存放於香港之持牌銀行。

僱員及酬金政策

於二零零二年六月三十日，集團共有61名全職僱員(二零零一年十二月三十一日為63名)。集團已採納僱員購股權計劃及上市前購股權計劃(統稱「購股權計劃」)，詳情載於「購股權計劃」一段。

集團向全體僱員提供全面及具吸引力的酬金及福利。此外，集團亦為旗下高級職員提供一個以達成業務目標為基礎的表現花紅計劃，以及向銷售隊伍推行一個以達成廣告收益目標為基礎的銷售佣金計劃。集團已根據強制性公積金計劃條例的規定，採納一項公積金計劃供香港僱員參加。

前景

中國

路訊通與人民日報社屬下之大業影視傳播公司合作，成立投資金額約一億元人民幣的合資經營廣告企業(「合資公司」)。人民日報創辦於一九四八年，是中國最具權威及影響力的報紙，以發佈政府的最新政策並領導新聞輿論而知名。大業影視傳播公司是人民日報社轄下之公司，是中國為數不多的國家級影視機構之一。

合資公司的成立有助加強雙方在中國國內外多媒體和傳統媒介廣告市場的開發和拓展，以及中國國內廣告行業方面的經濟合作及技術和資訊交流。

合資公司將於北京發展流動多媒體廣告業務，並取得為期三十年的全國性、可於各種媒體平臺經營的廣告牌照。除經營設計、製作、發佈，代理國內外各類廣告及在中國境內外從事開發和拓展多媒體和傳統媒介的廣告市場的經營權外，合資公司亦會在中國法律許可的範圍內，投資節目製作，為全國各省市的五百多個有線及無線電視頻道提供廣告及相關服務。

因中國加入世界貿易組織和北京成功申辦二零零八年奧運，中國媒體銷售業具備龐大增長潛力。於本年五月，路訊通參與在上海淮海路經營廣告的權利。預期中國的媒體銷售業務，會因廣告服務的殷切需求而急速增長。路訊通將利用於香港的經驗與成就，發掘中國廣告的未來發展機會。集團的市場滲透方案集中於高消費力、人口密集的高度發展潛力市場，如北京、上海及廣州。集團預期會不斷致力在中國進行收購，這將成為集團媒體銷售業務之收入來源。

截至二零零二年六月三十日止六個月的中期業績

RoadShow Holdings Limited（路訊通控股有限公司*）（「公司」或「路訊通」）的董事（「董事」）欣然呈列本公司及其附屬公司（統稱為「集團」）截至二零零二年六月三十日止六個月（「期間」）的未經審核損益賬及集團於二零零二年六月三十日的未經審核綜合資產負債表，連同截至二零零一年六月三十日止六個月及於二零零一年十二月三十一日的比較數字。

財務摘要

	截至六月三十日止六個月		
	二零零二年	二零零一年	
	(未經審核)	*(未經審核)*	*增加*
	港幣千元	*港幣千元*	%
經營收益總額	**120,481**	99,779	21
經營費用總額	**44,689**	35,233	27
未扣除利息、稅項、折舊及攤銷的盈利	**85,085**	70,325	21
股東應佔盈利	**60,033**	55,730	8
每股基本盈利（港仙）	**6.1**	5.8	5

財務回顧

業績

集團截至二零零二年六月三十日止六個月的經營收益較上年同期上升21%。

截至二零零二年六月三十日止六個月，集團錄得經營收益總額港幣120,500,000元及股東應佔盈利港幣60,000,000元，分別較二零零一年同期上升約21%及8%。集團的收益主要來自媒體銷售服務及媒體銷售管理和行政服務，分別佔集團於截至二零零二年六月三十日止六個月的經營收益總額約86%及7%。

經營收益

來自媒體銷售服務的收益由二零零一年上半年度的港幣79,300,000元，增加港幣24,800,000元至二零零二年上半年度的港幣104,100,000元，主要是由於在二零零二年，候車亭的媒體銷售增加，以及在客運車輛上全面使用流動多媒體系統（「流動多媒體系統」）所致。於二零零二年六月三十日，集團於全港擁有1,892個候車亭燈箱及合共2,600輛客運車輛已安裝流動多媒體系統，擁有龐大的觀眾群，每日有超過二百萬名觀眾。

於截至二零零二年六月三十日止六個月，集團為合共約4,800部客運車輛車身提供的媒體銷售管理及行政服務，帶來了港幣8,600,000元收益，較上年度同期下降港幣2,500,000元。

其他收益主要包括商品銷售業務的收益與利息收入。

經營費用

經營費用由二零零一年上半年的港幣35,200,000元，增加港幣9,500,000元至二零零二年上半年度的港幣44,700,000元。經營費用的增加，包括主要為流動多媒體系統的折舊開支，以及因於二零零二年全面使用流動多媒體系統而產生的生產成本，與去年同期比較，符合預期。稅項開支由二零零一年上半年度的港幣5,300,000元，增至二零零二年上半年度的港幣10,600,000元，主要是因二零零二年的實際稅率增加所致。

中期股息

如前期般，董事會（「董事會」）不建議派付截至二零零二年六月三十日止期間之中期股息（二零零一年一月至六月為港幣零元）。

* *僅供識別*

RoadShow Holdings Limited
路訊通控股有限公司



二零零二年中期報告

'02 SEP 27 AM 9:23

RoadShow

路訊通

ROADSHOW HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

INTERIM RESULTS ANNOUNCEMENT

FINANCIAL HIGHLIGHTS

	Six months ended 30 June	
	2002	2001
	(unaudited)	*(unaudited)*
	HK$'000	*HK$'000*
Total operating revenue	120,481	99,779
Total operating expenses	44,689	35,233
Earnings before interest, taxation, depreciation and amortisation	85,085	70,325
Profit attributable to shareholders	60,033	55,730
Basic earnings per share (in Hong Kong cents)	6.1	5.8

The Group generates its revenue from the following businesses:

	Six months ended 30 June	
	2002	2001
	(unaudited)	*(unaudited)*
	HK$'000	*HK$'000*
Media sales services	104,072	79,268
Media sales management and administrative services	8,603	11,089
Other revenue	7,806	9,422
Total operating revenue	120,481	99,779

INTERIM RESULTS FOR SIX MONTHS ENDED 30 JUNE 2002

The directors (the "Directors") of RoadShow Holdings Limited (the "Company" or "RoadShow") are pleased to present the unaudited profit and loss account of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30 June 2002 (the "Period"), together with the comparative figures for the six months ended 30 June 2001.

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2002

		Six months ended 30 June	
		2002	2001
	Note	*HK$'000*	*HK$'000*
TURNOVER	2	112,675	90,357
Other revenue		7,806	9,422
		120,481	99,779
OPERATING EXPENSES			
Licence and royalty fees		3,685	2,490
Cost of inventories		1,460	2,110
Depreciation		9,293	5,779
Staff costs		14,922	15,096
Other operating expenses		15,329	9,758
Total operating expenses		44,689	35,233

3. ***Profit from ordinary activities before taxation***

Profit from ordinary activities before taxation is arrived at after charging:

	Six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Production cost	5,362	4,540
Retirement costs included in staff costs	817	540
Auditors' remuneration	188	168
Operating lease charges	617	636
Provision for doubtful debts	1,200	—

4. ***Taxation***

Taxation in the consolidated profit and loss account represents:

	Six months ended 30 June	
	2002	2001
	HK$'000	*HK$'000*
Provision for Hong Kong Profits Tax	9,427	5,290
China taxation	1,199	—
	10,626	5,290

The provision for Hong Kong Profits Tax is calculated at the rate of 16% (2001: 16%) on the estimated assessable profits for each period. The provision for China taxation for the period is calculated at the rate of 33% (2001: Nil) on the estimated assessable profits for the period.

Deferred tax has not been provided as timing differences are not likely to reverse in the foreseeable future.

5. ***Earnings per share***

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders of HK$60,033,000 for the six months ended 30 June 2002 (2001: HK$55,730,000) and the weighted average of 983,043,768 ordinary shares (2001: 960,000,000 ordinary shares) in issue during the period.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the profit attributable to ordinary shareholders of HK$60,033,000 for the six months ended 30 June 2002 (2001: HK$55,730,000) and the weighted average of 989,148,921 ordinary shares (2001: 960,790,000 ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

INTERIM DIVIDEND

Same as in the previous period, the Board of Directors ("Board") does not recommend the payment of an interim dividend for the period ended 30 June 2002 (2001: HK$Nil).

FINANCIAL REVIEW

Results

Revenue of the Group for the six months ended 30 June 2002 increased by 21% over the same period last year.

PROSPECTS

China

RoadShow together with Daye Transmedia Co., Ltd. ("Daye"), a company owned by the People's Daily formed a joint venture with an estimated investment of RMB100,000,000. Established in 1948, People's Daily runs the most authoritative and influential newspaper in China, known for its coverage of the latest government policies and guidance to public opinions. Daye is a company owned by the People's Daily and one of the few nation-wide TV programs production and media service organizations in China.

The establishment of the joint venture will strengthen both in their expansion into the advertising market, in China and overseas, in both multi-media and traditional media. In addition, it will also enhance economic co-operation and exchange in information and technological aspects in the Chinese advertising industry.

The joint venture will develop MMOB business in Beijing and will operate a 30-year full-service national advertising licence covering all media platforms throughout China. In addition to carrying out advertising creative design, production, media planning, placement, and representation of all types of media platforms, it will also, within the permitted arena of the law of China, provide programme production, and syndication to over 500 Chinese provincial, city, cable and non-cable TV stations to build a nation-wide programme distribution network.

With China's accession to the World Trade Organisation and the hosting of the 2008 Olympic Games in Beijing, there is huge growth potential for the media sales industry in China. In May this year, RoadShow secured the exclusive rights to operate advertising on Huaihai Road in Shanghai. It is anticipated that the media sales business in China will see a rapid growth, arising from a strong demand for advertising services. RoadShow will build on its experience and success in Hong Kong to explore future growth opportunities in the China. Our market penetration plan is focused on high potential markets which have high consumption power and densely populated areas such as Beijing, Shanghai and Guangzhou. The Group expects that its acquisition efforts in China will continue and will become the revenue driver for our media sales businesses.

Hong Kong

Since RoadShow's establishment in 2000, it has become a leading out-of-home media sales company. Advertisers are aware of the effectiveness of MMOB as an advertising media, the size of our audience reach of over two million daily, and the competitive pricing of our media sales businesses. In a survey conducted by AC Nielsen in July 2002 on the public's acceptance of MMOB, it showed that 72% of those interviewed liked the service and 83% considered MMOB a factor contributing to better bus services. Around 98% of those interviewed in July 2002 had experienced MMOB, and more than half of the respondents were regular commuters travelling by bus at least once a day.

Trials of the Global Positioning System ("GPS") commenced in first half of the year on selected buses. Initial trials are focusing on the bus tracking; GPS will be used to provide real time information, traffic, weather, news and location specific advertising to our audience and add value to RoadShow's services. Trial results are expected to be evaluated at the end of this year.

	Note	2002	2001
Profit from ordinary activities before taxation	3	75,792	64,546
Taxation	4	10,626	5,290
Profit from ordinary activities after taxation		65,166	59,256
Minority interests		5,133	3,526
Profit attributable to shareholders		60,033	55,730
Earnings per share (in Hong Kong cents)	5		
Basic		6.1	5.8
Diluted		6.1	5.8

NOTES TO THE UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE SIX MONTHS ENDED 30 JUNE 2002

1. ***Basis of preparation***

These interim results are unaudited, but have been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants (the "HKSA"). KPMG's unmodified review report is included in the interim financial report to be sent to shareholders of the Company.

The interim results have been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), including compliance with Statement of Standard Accounting Practice 25 "Interim financial reporting" issued by the HKSA.

These interim results are prepared on a basis consistent with the accounting policy adopted in the 2001 annual financial statements.

2. ***Segmental information***

The Company acts as an investment holding company and the Group is principally engaged in the provision of media sales services and media sales management and administrative services for advertising spaces on the exterior of transit vehicles.

The analysis of the principal activities of the operations of the Company and its subsidiaries during the financial period are as follows:

	Group turnover		Contribution to profit from operations	
	Six months ended 30 June		Six months ended 30 June	
	2002	2001	2002	2001
	HK$'000	HK$'000	HK$'000	HK$'000
Media sales services	104,072	79,268	63,876	50,687
Media sales management and administrative services	8,603	11,089	7,466	9,646
	112,675	90,357	71,342	60,333
Other group income			4,450	4,213
			75,792	64,546

The Group's turnover and operating profit are almost entirely derived from Hong Kong. Accordingly, no analysis by geographical segment is provided.

For the six months ended 30 June 2002, the Group reported total operating revenue of HK$120.5 million and profit attributable to shareholders of HK$60.0 million, representing increases of approximately 21% and 8% respectively over the same period in 2001. The Group's revenue was derived principally from its media sales services and media sales management and administrative services, with each accounting for approximately 86% and 7% respectively of the Group's total operating revenue for the six months ended 30 June 2002.

Operating revenue

Revenue from media sales services increased by HK$24.8 million, from HK$79.3 million in the first half of 2001 to HK$104.1 million in the first half of 2002. The increase was principally due to an increase in media sales in respect of transit vehicle shelters and a full commissioning of the Multi-media On-board ("MMOB") business on transit vehicles in 2002. At 30 June 2002, the Group had 1,892 transit vehicle shelter panels with a territory wide coverage and a total of 2,600 MMOB transit vehicles with a sizeable audience reach of over two million daily.

The media sales management and administrative services rendered by the Group on about 4,800 transit vehicle exteriors generated a revenue of HK$8.6 million for the six months ended 30 June 2002, a drop of HK$2.5 million as compared with the corresponding period last year.

Other revenue mainly comprised merchandising business revenue and interest income.

Operating expenses

Operating expenses increased by HK$9.5 million, from HK$35.2 million in the first half of 2001 to HK$44.7 million in the first half of 2002. This increase in operating expenses, which included mainly depreciation charges for the MMOB system and production costs, over the same period last year was in line with expectations and arose from the full commissioning of MMOB business in 2002. Tax expenses increased from HK$5.3 million in the first half of 2001 to HK$10.6 million in the first half of 2002, mainly resulting from the increase in the effective tax rate in 2002.

Liquidity, Financial Resources and Capital Structure

At 30 June 2002, the Group had net current assets of HK$753.8 million (31 December 2001: HK$751.3 million).

The Group's cash needs are primarily for working capital to support its media sales businesses. At 30 June 2002, the Group had cash and cash equivalents of approximately HK$579.0 million, which were denominated in Hong Kong dollars or United States dollars. Cash generated from operations, when not needed to meet working capital requirements, is principally placed in bank deposits.

At 30 June 2002, the Group had no banking facilities in place and had no indebtedness. Apart from intra-group liabilities, the Group did not have, at the close of business on 30 June 2002, any outstanding mortgages, charges, debentures or other loan capital or bank overdrafts, loans or similar indebtedness or hire purchase or finance lease commitments or any guarantees or other material contingent liabilities.

Employees and emoluments policies

At 30 June 2002, the Group had 61 full-time employees (31 December 2001: 63). The Group offers a comprehensive and competitive remuneration and benefits package to all of its employees. In addition, it offers a performance bonus scheme to its senior staff based on achievement of business objectives and a sales commission scheme to its sales team based on achievement of advertising revenue targets. The Group has adopted a provident fund scheme for its employees in Hong Kong as required under the Mandatory Provident Fund Schemes Ordinance.

The first half of 2002 presented a challenging environment for the media sales business in Hong Kong which is related to the profitability of corporate clients and the world economic situation. Under the current economic environment, we expect the business outlook for the rest of 2002 to be correlated to the development of Hong Kong's economic environment. On the other hand, RoadShow has built an almost unassailable position in the market it has targeted. With the Group's strong financial position and the efforts of our management team and dedicated staff force, we are well positioned to capture business growth in taking advantage of the recovery of the Hong Kong economy when economic uncertainties begin to clear up.

Macau

RoadShow had entered into an agreement with Shun Tak Holdings Limited to form a joint venture company to expand our media sales business in Macau. The joint venture company intends to capture the advertising opportunities arising from tourist traffic generated by Macau. It will initially manage the MMOB and related advertising sales business for "TurboJET" high speed passenger ferries, currently operated by Shun Tak, which cover Hong Kong, Kowloon, Macau, Guangzhou and Shenzhen. The joint venture will also develop and carry out media advertising sales and management services on an array of transit network facilities and outdoor tourist spots across Macau and the Pearl River Delta Region.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters (including review of the unaudited interim financial report for the six months ended 30 June 2002). The review of the unaudited interim financial report was conducted with the Company's external auditors.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

During the period, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's own shares.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, in compliance with the Code of Best Practice as set out by the Stock Exchange in Appendix 14 to the Listing Rules, at any time during the six months ended 30 June 2002.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement of the Group for the six months ended 30 June 2002 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange will be published on the website of the Stock Exchange in due course.

By Order of the Board
John CHAN Cho Chak
Chairman

Hong Kong, 10 September 2002